P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

April 17, 2013

VIA EDGAR CORRESPONDENCE

Christina Diangelo

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 02549-0102

Re:	Transamerica Funds (the “Registrant”)

File Nos. 033-02659; 811-04556

Dear Ms. Diangelo:

Reference is made to the filing of the Form N-CSR annual report, Accession Number: 0001193125-13-003159 on January 4, 2013 on behalf of the Registrant and to other corresponding public information pertaining to the Registrant. With respect to the annual report, the Securities and Exchange Commission (“SEC”) Staff provided comments via telephone to Elizabeth Strouse, T. Gregory Reymann, II, Maria Sell and Cathleen M. Livingstone on March 8, 2013. Set forth below are the Staff’s comments and the Registrant’s responses.

General

1.	Comment: It was noted that not all funds’ and class’ ticker symbols were listed in the EDGAR Database.

Response: The Registrant confirmed the ticker symbols were listed in the Edgar Database for all funds and classes having ticker symbols. Please note Class I2 of the funds does not have ticker symbols.

2.	Comment: Please review the fund/class list in the EDGAR database and determine which funds are active or inactive and update the list accordingly. All Class P shares should be updated as inactive.

Response: The Registrant will update the EDGAR Database.

Form N-SAR B

3.	Comment: Item 74(w) of the N-SAR filing that was filed on December 27, 2012, on behalf of Transamerica Money Market, please confirm the mark-to-market net asset value per share of $1.000.

Response: The mark-to-market net asset value per share is confirmed at $1.000 (five decimals = 1.00003) as reported on the N-SAR B and the N-MFP for the period ended 10/31/12.

4.	Comment: The accountants report did not include the city and state in the EDGAR database. Please confirm that the city and state appears in the next EDGAR filing prior to filing.

Response: Going forward and in connection with the accountants report, we will confirm that the city and state appears in the EDGAR filing.

Form N-CSR

5.	Comment: A description of services was not included for Item 4(d) “All Other Fees” as it relates to the Principal Accountant Fees and Services in the Form N-CSR.

Response: Going forward the Registrant will include the description of services in Item 4(d) of the Form N-CSR.

6.	Comment: Item 4(e)(1) in the Form N-CSR did not describe in detail the pre-approval policy of audit and permitted non-audit services.

Response: Going forward the Registrant will enhance the disclosure for the pre-approval policy of audit and permitted non-audit services.

7.	Comment: In the management discussion of fund performance, the benchmark description in the footnote to the average annual total return describes a fund’s primary benchmark. Please consider more description of the primary benchmark in the footnote.

Response: Going forward the Registrant will provide a more detailed description of a fund’s primary benchmark.

Management Discussion of Fund Performance (“MDFP”)

8.	Comment: The MDFP for Transamerica Global Allocation and Transamerica Global Macro stated that these funds can use derivatives. However, details of how the derivatives impacted performance of the funds were not discussed.

Response: For Transamerica Global Allocation, the impact of derivatives on performance was considered immaterial and therefore a discussion was not included in the MDFP.

For Transamerica Global Macro, the discussion in the MDFP relates predominantly to the impact derivatives had on the performance of the fund as described in the Strategy Review section. A clear reference to the impact of derivatives will be included in future filings.

9.	Comment: The MDFP for Transamerica International Bond stated that the derivatives contributed positively to the performance of the fund. However, futures contracts reported a realized loss for the year in the Statement of Operations. Please explain how the derivatives contributed positively to performance.

Response: The MDFP states: “We use government bond futures for duration management, active and index replication. We use forward foreign currency contracts for currency management, active and index replication. Active management in duration and foreign exchange contributed positively to performance, and exceeded management’s expectations.” For the period ending October 31, 2012, even though the government bond futures recognized a realized loss, the forward foreign currency contracts realized a gain which exceeded the loss from the futures contracts resulting in an overall realized gain from derivatives contributing positively to performance.

Schedule of Investments

10.	Comment: In the Schedule of Investments for Transamerica Flexible Income, the cash rate of interest should be disclosed in the PIK description if separate. Please disclose in future filings.

Response: In future filings, the Registrant will disclose the cash rate of interest when it is included in the PIK description.

11.	Comment: In future filings for Transamerica Commodity Strategy, please include a description of the reference entity for “Total Return Swap Agreements”. This will assist shareholder understanding.

Response: Going forward the Registrant will include a description of the reference entity for the Total Return Swap Agreements.

12.	Comment: In Written and Purchase Options, please explain what the notional amount represents. If the number of shares subject to option is substituted for the number of contracts, the column name should reflect that change.

Response: In future filings, the Registrant will change the disclosure of Written and Purchase Options by showing number of contracts instead of notional amount in accordance with Regulation S-X, Article 12-12B.

13.	Comment: In Transamerica Emerging Markets Debt, the Regulation S footnote description was not included in the filing. In future filings, please include a description for Regulation S.

Response: Going forward the Registrant will include a description for Regulation S.

Statements of Assets and Liabilities

14.	Comment: In the section entitled “Assets and Liabilities”, please include the following headings “Total Assets” and “Total Liabilities.”

Response: Going forward the Registrant will include the headings “Total Assets” and “Total Liabilities” in the “Assets and Liabilities” section.

15.	Comment: Please confirm that the Audit and Tax accruals for the funds included in the Class I2 book were settled closely after year end.

Response: The Registrant confirms that the Audit and Tax accruals were substantially (>80%) settled as of the date of this correspondence. The remaining unpaid portion relates to Tax services for which the 2nd invoice has not yet been received by the funds.

Financial Highlights

16.	Comment: Portfolio Turnover Rate fluctuations: We noted significant fluctuations in certain funds’ portfolio turnover rates. Were the funds in compliance with Form N-1A, Item 16(e) by describing the reason for the significant variance?

Response: TAM is in compliance with Form N-1A Item 16(e). In the most recent 3/1/2013 Statement of Additional Information included in the Portfolio Turnover section, explanations for significant variations in the portfolio turnover rates over the two most recently completed fiscal years were included for Transamerica Multi-Managed Balanced, Transamerica Small/Mid Cap Value, Transamerica Long/Short Strategy, Transamerica Arbitrage Strategy and Transamerica Emerging Markets Debt. The change in portfolio turnover rates over the two most recently completed fiscal years were not included for Transamerica Flexible Income, Transamerica Growth Opportunities, Transamerica Global Macro and Transamerica Commodity Strategy as the changes were not considered significant by the Registrant.

Notes to Financial Statements

17.	Comment: Disclosure indicates that “TAM is entitled to reimbursement by the Funds of fees waived and/or expenses reimbursed during any of the previous 36 months if on any day or month the estimated annualized fund operating expenses are less than the stated annual limit.” Confirm that prior year expenses can be recouped only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. Refer to the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Registrant confirms that prior year expenses can only be reimbursed by the funds if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

18.	Comment: Please disclose the structure of fees paid to Transamerica Fund Services, Inc. The disclosure should have more detail.

Response: The Administrative services paid to Transamerica Fund Services, Inc. are based on a fixed rate over Average Net Assets as currently disclosed in the Financial Statements. The Registrant will include more detail describing the structure of Transfer Agent fees paid to Transamerica Fund Services, Inc. in future filings.

19.	Comment: In the securities lending note, is the lending agent a related party?

Response: The Registrant confirms that the securities lending agent is not a related party.

20.	Comment: Please expand the disclosure for Level 3 fair valued securities

Response: Going forward the Registrant will expand the disclosure for Level 3 fair valued securities by including the fair value levels by Industry.

21.	Comment: Regarding the “Quantitative Information about Significant Unobservable Inputs (Level 3)” disclosure for the Transamerica Growth Opportunities fund, we refer you to the AICPA Expert Panel Meeting Minutes of the November 8, 2012 meeting. We believe bifurcating by valuation technique is a best practice and helps the user of the Financial Statements better understand and assess the entity’s views of fair value.

Response: The Registrant reviewed the AICPA Expert Panel Meeting Minutes of the November 8, 2012 meeting. Given the Level 3 Securities included in this fund is mostly private placements the registrant believes that further bifurcation by valuation technique will result in proprietary information being made publicly available about a non-public entity and would be a violation of disclosing private financial information to non-privileged entities and non-shareholders. The Registrant believes it will be in the interest of the Shareholders to not bifurcate by valuation technique for investments in private placements owned by the fund.

Prospectus and Statement of Additional Information

22.	Comment: The March 1, 2012 prospectus for Transamerica Commodity Strategy and Transamerica Managed Futures Strategy included acquired fund fees expenses. Why?

Response: The funds invest in investment companies resulting in acquired fund fees reported in the prospectus. However, the acquired fund fees reported in the prospectuses for Transamerica Commodity Strategy and Transamerica Managed Futures Strategy included an additional expense related to the wholly owned Cayman subsidiaries. The Registrant will exclude this additional expense in future filings.

23.	Comment: When an amendment is made to a SEC filing, the date of the certification should also be amended.

Response: Going forward the Registrant will amend the date in the certification if a filing is amended.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•

the action of the SEC or its Staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 557-3225.

Very truly yours,

/s/ Elizabeth Strouse
Elizabeth Strouse Vice President and Chief Accounting Officer